Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Western Sizzlin Corporation:

We consent to the use of our report dated May 6, 2008, with respect to the 2007 and 2006 consolidated financial statements of Mustang Capital Advisors LP and Subsidiaries, included herein and to the reference to our firm as experts in the registration statement.  Our report refers to the fact that the financial statements include investments in securities whose fair value is estimated by the General Partner in the absence of readily ascertainable market values.  Because of the inherent uncertainty of these valuations, those estimated values may be materially higher or lower than the values that would have been used had a ready market for these securities existed.

/s/ Dixon Hughes PLLC

High Point, North Carolina
October 14, 2008